SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR
137

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from____________ to ______________

Commission file number:

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern California Water Company Investment Incentive Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company
630 East Foothill Boulevard
San Dimas, California 91773

Southern California
Water Company
Investment Incentive
Program

Financial Statements and Supplemental Schedule As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003

Southern California Water Company Investment Incentive Program

Financial Statements and Supplemental Schedule As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003

Southern California Water Company
Investment Incentive Program

Note:	All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Plan administrator of the
Southern California Water Company
Investment Incentive Program

We have audited the accompanying statements of net assets available for plan benefits of the Southern California Water Company Investment Incentive Program (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP
Los Angeles, California
June 22, 2004

Southern California Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2003	2002
Assets
Investments, at fair value	$36,521,476	$30,108,150
Receivables:
Employer contributions	62,320	61,978
Employee contributions	63,640	63,204

Net assets available for plan benefits	$36,647,436	$30,233,332

See accompanying notes to financial statements.

Southern California Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2003
Additions:
Contributions:
Additions to net assets attributed to:
Employee	$2,296,186
Employer	1,064,661

Total contributions	3,360,847

Investment income:
Net appreciation in fair value of investments	3,792,378
Interest and dividends	909,866

Total investment income	4,702,244

Total additions	8,063,091

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,635,377
Administrative and other expenses	13,610

Total deductions	1,648,987

Net increase	6,414,104
Net assets available for plan benefits
Beginning of year	30,233,332

End of year	$36,647,436

See accompanying notes to financial statements.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description	The following description of the Southern California Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by the Southern California Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was amended and restated effective January 1, 2000 to comply with new IRC requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP. the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,360,069 and $2,438,003 as of December 31, 2003 and 2002, respectively. Such net assets are considered non-participant directed investments and the full net assets balance is invested in the American States Water Company Stock Fund (See Note 5).

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

Effective January 1, 2002 the Plan was amended to adopt the changes allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Plan Administration

Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A., formerly First Interstate Bank, was appointed trustee for the Plan (the “Trustee”). During 1999, Wells Fargo Bank merged with Norwest; as a result of the merger the recordkeeping services which Wells Fargo Bank provided changed from Trust Mark to Omni Plus. The Plan is administered by the Investment Incentive Program Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors.

Eligibility

Per the Plan Document amended and restated effective January 1, 2000, any regular employee who has completed a period of service of thirty consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Contributions

Per the Plan Document amended and restated effective January 1, 2002, eligible employees can contribute an amount between one and twenty percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the American States Water Company Common Stock Fund, formerly the Southern California Water Company Common Stock Fund. Contributions from the employer in cash and noncash amounted to $714,181 and $350,480, respectively, for the year ended December 31, 2003.

The Plan was amended on December 30, 2002. Effective January 1, 2003, once employer matching contributions have been allocated to a participant’s account, the participant may redirect the investment of such matching contributions into any of the investment funds, subject to compliance with applicable laws and any Company insider trading policies.

The Amendment also states that effective January 1, 2003, the American States Water Company Stock Fund shall be deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the Code and ERISA Section 407(d)(6) that is intended to invest primarily in Company Stock. All cash dividends on Company Stock allocated to participants’ accounts invested in the Company Stock Fund shall be reinvested in Company Stock, except for dividends allocated to any participant who elects that such dividends shall be distributed to the participant in cash. Such election shall be made in a manner prescribed by the Committee.

Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Distribution of Benefits

Participants’ benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the end of the preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of his PAYSOP account attributable to shares of Company Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (i.e. loan processing fee) directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s account balance.

Participant Loans

Effective June 5, 1996, participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 2003 Plan year range from 5.25 to 10.50 percent. A loan is considered to be in default if any scheduled payment is more than thirty days late.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Accounting The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment Options in mutual funds, common and collective trust investment funds offered by the Trustee, and ASWC Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term would materially affect the amounts reported in the financial statements.

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unit price of the American States Water Company Stock Fund and the common and collective trusts investment funds is based on the current market value and fair values of underlying assets of the fund as determined by the trustee. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Payment of Benefits Benefits are recorded when paid. Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2003, administrative expenses borne by the Plan and by the Company were insignificant.

3.	Investment Options	Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Effective January 1st, 2003, participants may direct the investment of employer matching contributions, which are required to be invested in the Company’s stock fund. Prior to January 1st, 2003 employer matching contributions were required to be invested in the Company’s stock fund. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

4.	Investments	The following table presents investments that represent 5 percent or more of the Plan’s Net Assets are separately identified:

December 31,	2003		2002
Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Stock Fund, 513,004 and 503,070 units, respectively	$19,321,859	*	$17,589,051	*
Registered Investment Companies:
Strong Opportunity Fund, 118,485 and 99,175 units, respectively	4,674,266		2,846,319
Other (less than 5%)	3,654,543		2,688,019

	27,650,668		23,123,389

Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Wells Fargo Stable Return EBT Ret Fund, 86,668 and 79,457 units, respectively	3,046,054		2,676,624
Wells Fargo S&P 500 Stock Fund, 86,323 and 68,019 units, respectively	3,906,117		2,399,033

	6,952,171		5,075,657

Participant loans	1,918,637		1,909,104

Total Investments	$36,521,476		$30,108,150

*Participant and non-participant directed

During 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $3,792,378 as follows:

Net Change in Fair Value

Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Stock Fund	$1,376,314
Registered Investment Companies	1,542,364

2,918,678

Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds	873,700

Total	$3,792,378

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

5.	Non-Participant Directed	Information about the net assets and the significant components of the changes in the net assets relating to the nonparticipant-directed portion of the ASWC Stock Fund is as follows:
Investments

December 31,	2003	2002
American States Water Company Stock Fund	$13,074,976	$12,236,548

Year ended December 31,	2003
Changes in net assets:
Contributions	$1,060,202
Net appreciation in fair value, dividend and interest income	1,403,915
Benefits paid to participants	(678,349)
Transfers to loan fund	(947,340)

Total	$838,428

6.	Related Party Transactions	The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Fees paid to the Trustee for the year ended December 31, 2003 were insignificant.

7.	Tax Status	The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002 and for the year ended December 31, 2003. On January 15, 2003, the Plan received a favorable determination letter covering amendments through October 9, 2001.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

7.	Tax Status (Continued)	The Plan entered into an Internal Revenue Service Voluntary Correction Program in connection with an operational defect where certain employer matching contributions from 1996 to 2000 were calculated on basis of total compensation without applying the limitation on compensation of Section 401(a)(17) of the Code. This resulted in certain participants receiving matching contributions in excess of 4.5% of compensation. The total dollar impact would be based on the value of the units of ASWC Common Stock Fund at the time of the correction. As part of the correction program, the dollar amount will be forfeited by the participants, and will be used to reduce future Company matching contributions. In 2002, the Plan completed all the necessary corrective procedures by reducing the 2002 employer matching contributions by the amount of approximately $9,000.

8.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Southern California Water Company
Investment Incentive Program

Schedule I: - Form 5500 – Schedule H – Line 4i -
Schedule of Assets (Held at End of Year)
as of December 31, 2003

EIN: 95-1243678
Plan Number: 005

	Description of Investment
Identity of Issuer,	including maturity date,
borrower, lessor, or similar	rate of interest, par or
party	maturity value	Cost	Current Value
Common Stock:
*American States Water Company	American States Water Company (“ASWC”) Stock Fund **:
	Wells Fargo Stable Return Fund (net)	$313,207	$314,550
	American States Water Company Common Stock	13,123,103	19,007,309

		13,436,310	19,321,859
Common Collective Trusts Investment Funds:
*Wells Fargo Institutional Trust Group	Stable Return EBT Ret Fund		3,046,054
*Wells Fargo Institutional Trust Group	S&P 500 Stock Fund		3,906,117

			6,952,171
Registered Investment Companies:
AIM	Income Fund		916,857
Strong	Opportunity Fund		4,674,266
Strong	Large Cap Growth Fund		1,457,940
Westcore	Plus Bond		1,279,746

			8,328,809
*Participant loans	Loan with maturities through 2008, interest rates ranging from 5.25 to 10.50 percent		1,918,637

Total assets			$36,521,476

*	Represents a party-in-interest as defined by ERISA.
**	The cost is only required for non-participant directed investments. The ASWC Stock Fund includes participant and non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ McCLELLAN HARRIS III

McClellan Harris III
Member - Investment Incentive Program Committee

By: /s/ JAMES B. GALLAGHER

James B. Gallagher
Member - Investment Incentive Program Committee

By: /s/ JOEL A. DICKSON

Joel A. Dickson
Member - Investment Incentive Program Committee

Dated: June 22, 2004